Lineage, Inc.

46500 Humboldt Drive

Novi, Michigan 48377

July 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Pam Long

Ameen Hamady

Mark Rakip

Re:	Lineage, Inc.

Registration Statement on Form S-11, as amended (File No. 333-280470)

Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lineage, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-11 (File No. 333-280470) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 24, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Lewis Kneib at (213) 891-7339.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Lineage, Inc.

By:	/s/ Greg Lehmkuhl
Name:	Greg Lehmkuhl
Title:	Chief Executive Officer

cc:	Rob Crisci, Lineage, Inc.

Natalie Matsler, Lineage, Inc.

Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP

Lewis W. Kneib, Esq., Latham & Watkins LLP

Scott C. Chase, Esq., Goodwin Procter LLP

David H. Roberts, Esq., Goodwin Procter LLP

[Signature Page to Acceleration Request]